

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 13, 2014

Via E-mail
David S. Jones
President
IIM Global Corporation
160 E. Lake Brantley Drive
Longwood, FL 32779

>   **Re: IIM Global Corporation**
>   **Amendment No. 1 to Registration Statement on Form S-1**
>   **Filed May 23, 2014**
>   **File No. 333-193924**

Dear Mr. Jones:

    We have reviewed your amended registration statement and have the following comments. Where indicated, we think you should revise your document in response to these comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated March 14, 2014.

Business, page 4

1.   Significant revisions should be made to this section to provide a balanced introduction to the company and the status of its business activities in the handheld identification and mobile payment markets. For example, you should include a discussion of the specific products developed by the company, whether you are currently earning revenue from those products and your marketing plans with respect to those products. In this regard, we note your disclosure on page 18 that you have only paid $44,000 towards the expected $430,000 total development costs for your HDR+ platform.

Risk Factors, page 6

2.   Please add a risk factor disclosing any potential conflicts of interest that may arise from the business activities of Andras Vago. In this regard, you state that Mr. Vago, director and owner of 34% of the outstanding shares of common stock, is currently an officer and principal of Multipolaris Corporation.

3.   Please add a risk factor that discusses the company's inadequate financing to conduct planned operations with existing funds for the next twelve months and quantify the minimum amount of additional funding necessary for the company to conduct operations for a period of not less than one year from the date of the prospectus.

4.   Please revise to add a risk factor that addresses the risks related to the company's plan to issue convertible preferred stock with undetermined rights and preferences.

Government regulation could negatively impact the business, page 7

5.   Please revise to specifically discuss the laws or regulations that may materially affect the operations of the company. We note that you have referenced export controls and other security regulations on page 16, but the impact or significance of these regulations on your business is unclear.

Description of Securities

Capitalization, page 13

6.   We note your response to prior comment 14. Please revise to describe the purpose of the planned issuance of preferred stock and the status of any agreement to issue such shares as well as the material terms of the proposed class of preferred stock such as voting rights, dividends, terms upon which it is convertible and the calculation of the redemption price.

The Business

The Company's Presence in the Market, page 15

7.   Please specifically disclose the factual basis for and the context of all your beliefs, understandings, estimates, and opinions set forth in the registration statement. You must be able to substantiate on a reasonable basis all of the projections, statistics and assertions that you cite. Examples of assertions or references that need support include the following:
   •   your HDR platform is highly cost effective and unique in the identification market; and
   •   your HDR platform is the enabling platform for thousands of applications and application developers.

Strategic Partners and Suppliers, page 17

8.   We note your response to prior comment 9. Please revise your disclosure to state that the supply contract with Coppernic SAS was completed in 2012.

The Company

Relationship with Tiber Creek Corporation, page 19

9.   We note that you have executed an agreement with Tiber Creek Corporation. Please file this agreement as an exhibit. Refer to Item 601(b)(10) of Regulation S-K. For additional

guidance, refer to Question 146.04 of our Regulation S-K Compliance and Disclosure Interpretations.

10. We note that you have an obligation to register the resale of 500,000 shares owned by Tiber Creek Corporation and MB Americus, LLC. With a view towards disclosure, please tell us whether you are in compliance with your contractual obligations regarding the registration of the resale of those shares.

11. Please tell us whether any of those shares are being registered in this offering.

12. Please revise to disclose the remaining balance due to Tiber Creek Corporation under the engagement agreement.

Promissory Note, page 19

13. Please revise to state the interest rate, term and identity of the entity to whom the Company executed the $310,000 promissory note. Similar concerns exist on page 30.

Intellectual Property, page 19

14. Please revise to state the duration for each material patent and trademark owned by the Company. Refer to Item 101(h)(4)(vii).

Management's Discussion and Analysis of Financial Condition and Results of Operations

Capital Resources, page 25

15. Please revise to disclose the minimum period that you will be able to conduct planned operations using only currently available capital resources and quantify the minimum amount of additional funding necessary for the company to conduct operations for a period of not less than one year from the date of the prospectus. Refer to Item 303(a)(1) of Regulation S-K and Instructions 2 and 3 to Item 303(a) of Regulation S-K as well as footnote 43 to SEC release 33-8350 for additional guidance.

Management

Director Independence, page 28

16. Please revise to identify the two independent directors. Refer to Item 407(a) of Regulation S-K.

Executive Compensation

Remuneration of Officers: Summary Compensation Table, page 28

17.   We note your response to prior comment 10. Please clarify whether the contractual payment obligation for Mr. Jones and each of the other officers and directors was accrued but not paid or whether such payment obligation was forgiven and clarify the amounts and periods for which the salary obligations were unpaid but owed, forgiven, or paid with shares of stock.

18.   Please file both of the agreements pursuant to which Mr. Jones's salary has been "deferred." Please tell us whether any other directors or officers have entered into similar agreements.

19.   General instruction 2 to Item 402(n)(2)(iii) and (iv) of Regulation S-K requires the inclusion of a footnote referring to the narrative disclosure to the summary compensation table that describes the material terms of the grant of 100,000 shares of common stock in lieu of payment elected by Mr. Jones. Please advise or revise.

Signatures, page 37

20.   Please revise the individual signature block for Mr. Jones to indicate that he is signing in his capacity as the Principal Executive Officer, Principal Financial Officer and Principal Accounting Officer.

If you have any questions regarding these comments, please contact Jeff Kauten, Attorney-Advisor, at (202) 551-3447 or, in his absence, me at (202) 551-3462. If you need additional assistance, you may contact Barbara C. Jacobs, Assistant Director, at (202) 551-3730.

Sincerely,

/s/ Craig D.Wilson
for

Mark P. Shuman
Branch Chief – Legal

cc: Via E-mail
Anthony Patel, Esq.
Cassidy & Associates